No. 812-13313

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 AMENDING AND RESTATING AN APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT, AND PURSUANT TO SECTION 61(a)(3)(B) OF THE ACT AND SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM 23(c)

HARRIS & HARRIS GROUP, INC.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

All Communications, Notices and Orders to:

Sandra M. Forman, Esq.
General Counsel and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

Copies to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

October 25, 2011

TABLE OF CONTENTS

Page

I.	INTRODUCTION	1

II.	BACKGROUND	2

	Applicant	2

	Applicant’s Current Incentive Compensation Program	4

III.	EXEMPTION TO ISSUE RESTRICTED STOCK	6

	Reason for Request	7

	Compensation Practices in the Venture Capital and Asset	7
	Management Industry	7
	Use of Restricted Stock	8
	Successfully Competing with Private Venture Capital Firms	8
	Developing Alignment in Business Strategy, Stockholder Interests	9
	and Employee Interests	9
	Managing Dilution and Cash Expenses	11
	The Plan	12

	Applicable Law and Need for Relief	15

	Applicant’s Legal Arguments	17

	Similarity to Issuances Currently Permitted under the Act for Employees	17
	Prior Commission Orders Relating to Employee Compensation	18
	Standards for Exemption Under Section 6(c)	20
	Standards for an Order Under Rule 17d-1	26
	Applicant’s Conditions with Respect to Issuance of Restricted Stock	27

TABLE OF CONTENTS
(continued)

Page

IV.	EXEMPTION TO PERMIT APPLICANT TO WITHHOLD SHARES TO SATISFY TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED	29

	Requested Order	29

	Tax Consequences of Restricted Stock Awards	29

	Tax Consequences of Stock Option Awards	31

	Applicable Law and Need for Relief	31

	Applicant’s Legal Arguments	32

	Precedent	34

V.	Conclusion	35

VI.	Procedural Matters	36

	Communications	36
	Authorizations	37

ii

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	AMENDMENT NO. 2 AMENDING AND
RESTATING AN APPLICATION FOR AN
ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT
HARRIS & HARRIS GROUP, INC.	OF 1940 GRANTING AN EXEMPTION
1450 BROADWAY, 24TH FLOOR	FROM SECTIONS 23(a), 23(b)
NEW YORK, NEW YORK 10018	AND 63 OF THE ACT, AND PURSUANT
TO SECTIONS 57(a)(4) AND 57(i) OF
THE ACT AND RULE 17d-1 UNDER
THE ACT AUTHORIZING CERTAIN
JOINT TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4), AND
File No. 812-13313	PURSUANT TO SECTION 61(a)(3)(B) OF
THE ACT AND SECTION 23(c)(3)
Investment Company Act of 1940	GRANTING AN EXEMPTION FROM
SECTION 23(c)

I.	INTRODUCTION

Harris & Harris Group, Inc. (“Applicant”), an internally managed company that has elected to be regulated as a business development company (“BDC”)1 under the Investment Company Act of 1940 (the “Act”)2, hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-13 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 61(a)(3)(B), and Section 23(c)(3) granting an exemption from Section 23(c).  The Order would permit Applicant to (i) issue restricted shares of its common stock as part of the compensation package for certain participants in its Amended and Restated 2012 Equity Incentive Plan (the “Plan”), (ii) withhold shares of the Applicant’s common stock or purchase shares of Applicant’s common stock from directors, officers and other employees (“Participants” and each a “Participant”) to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of Options that were granted to them pursuant to a predecessor plan or will be granted pursuant to the Plan, and (iii) permit Participants to pay the exercise price of Options that were granted to them pursuant to a predecessor plan or will be granted to them pursuant to the Plan with shares of Applicant’s common stock already held by them.

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1 Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
2 Unless otherwise indicated, all section references herein are to the Act.
3 Unless otherwise indicated, all rule references herein are to rules under the Act.

II.	BACKGROUND

Applicant

Applicant is an internally managed venture capital company specializing in nanotechnology and microsystems that has elected to be regulated as a BDC under the Act.  Applicant is headquartered in New York, New York, with an additional office in Palo Alto, California.  Applicant was incorporated under the laws of the state of New York in August 1981.  In 1983, Applicant completed an initial public offering and acquired a controlling interest in Otisville BioTech, Inc., which also completed an initial public offering later that year.  In 1984, Charles E. Harris purchased a controlling interest in Applicant and became the control person in Otisville.  Applicant subsequently divested its other assets and became a financial services company.

By 1988, Applicant operated two insurance brokerages and a trust company as wholly owned subsidiaries.  In 1992, Applicant sold its insurance brokerage and trust company subsidiaries to their respective managements and registered as an investment company under the Act, commencing operations as a closed-end, non-diversified investment company.  In 1995, Applicant elected to become a BDC subject to the provisions of Sections 55 through 65.

Since 2001, Applicant has made initial venture capital investments exclusively in nanotechnology and microsystems, which it sometimes refers to as “tiny technology.”  Applicant considers a company to be a tiny technology company if the company employs or intends to employ technology that Applicant considers to be at the microscale or smaller and if the employment of that technology is material to its business plan. Applicant's entire portfolio now consists of investments exclusively in companies commercializing and integrating products enabled by nanotechnology or microsystems.

As of September 30, 2011, Applicant had 31 portfolio companies in its venture capital portfolio.  Shares of Applicant’s common stock are traded on the Nasdaq Global Market under the symbol "TINY."  As of September 30, 2011, there were 31,000,601 shares of Applicant’s common stock outstanding.

Applicant currently has a ten member board of directors (the “Board”) of whom eight are non-interested persons of Applicant within the meaning of Section 2(a)(19), and two are considered  “interested persons” of Applicant.  As of April 1, 2012, Applicant will have a nine member Board of whom eight will be non-interested persons of Applicant within the meaning of Section 2(a)(19), and one will be considered an “interested person” of the Applicant.4  As of September 30, 2011, Applicant had 10 employees.

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4 For purposes of this relief, Applicant will be granting Restricted Stock pursuant to the Plan to the individuals who are directors as of April 1, 2012, including the Applicant’s chief executive officer, who will then be the sole interested director.

Applicant’s Current Incentive Compensation Program

Applicant must compete with private sector venture capital firms to hire and retain personnel; however, such private sector venture capital firms have a tax advantage.  Specifically, Section 57(n) prohibits Applicant from paying profit sharing in an amount that exceeds “net income after taxes.”  When Applicant chooses to retain its net realized long-term capital gains for reinvestment for growth and declares a deemed dividend, rather than distribute such gains as a cash dividend, the staff of the Commission has determined that the taxes paid by Applicant on behalf of stockholders (who receive a tax credit for such taxes) reduce the amount of profit against which the profit sharing payable to employees is calculated.  The practical effect of deducting the taxes paid on behalf of stockholders in conjunction with deemed dividends from “net income after taxes” in any fiscal year is to reduce the maximum payment under profit sharing plans governed by Section 57(n)(1)(B) to less than 13 percent of our net income before these taxes (20% of 65% of the pre-tax profit (reflecting the 35% Federal income tax rate) before adjustment for state and local taxes).

In contrast, private sector venture capital firms typically have a carried interest of at least 20 percent of profits before any taxes, and that carried interest is usually in the form of long-term capital gains, not ordinary income. Thus, Applicant would be placed at a serious competitive disadvantage as a result of the taxes as described above.  Although Applicant could avoid this result by paying cash dividends in respect of its long-term gains, cash dividends would increase the cost of building Applicant’s capital and would not, in the view of the Board, be in the best interests of Applicant and its stockholders if other reasonably competitive compensation structures can be utilized.

Accordingly, on March 21, 2006, and March 23, 2006, the Compensation Committee and the Board voted to establish the Harris & Harris Group, Inc. 2006 Equity Incentive Plan (the “2006 Plan”).  The 2006 Plan was approved by stockholders of Applicant on May 4, 2006.

The 2006 Plan provides for the grant of options to purchase share’s of Applicant’s common stock (“Options”) and equity-based awards of restricted stock to Participants.  Both restricted stock and, to a limited extent, Options, provide the opportunity for recipients to earn long-term capital gain and both components of the 2006 Plan enable Applicant to build capital more efficiently than would a profit-sharing plan.  Applicant has issued 8,200,647 Options to Participants under the 2006 Plan, all of whom were employees at the time of the Option grants. As of September 30, 2011, there were 3,389,117 Options outstanding.  Applicant has not issued any restricted stock pursuant to the 2006 Plan. The 2006 Plan provides for standard anti-dilution adjustments.  However, no such adjustments will be made except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.  Applicant proposes to amend and restate the 2006 Plan as the Plan in the form presented in Exhibit A.  The Plan will supersede the 2006 Plan, subject to the issuance of the requested order.  The Plan provides for the periodic issuance of Options and shares of restricted stock (i.e., stock that is subject to forfeiture unless specified employee retention and/or performance requirements are satisfied, and thus is restricted as to its transferability from the time of issuance until the requirements to avoid such forfeiture have been satisfied) (the “Restricted Stock”) to Participants.  It also permits Participants to pay the exercise price of Options that were granted to them under the 2006 Plan or will be granted to them pursuant to the Plan with shares of the Applicant’s common stock already held by them.  Unless sooner terminated by the Board, the Plan will terminate on the tenth anniversary of its effective date, which will be the date on which the Applicant obtains stockholder approval of the Plan.

The Plan was approved on October 24, 2011 by the Compensation Committee and the Board, including the required majority as defined in Section 57(o) (the “Required Majority”).5 The Board, including the Required Majority, found that an appropriate compensation plan involving the issuance of Restricted Stock that supports the Company’s objectives and aligns the interests of stockholders and employees is essential to long-term success in the investment business in general and critical to the Company’s business in particular and will have a clear and meaningful benefit to the Company and its stockholders.  The Board, including the Required Majority, also found that the issuance of Restricted Stock will allow the Company to align its business plan, stockholder interests and employee interests based on the nature of the Company’s business as well as the characteristics of Restricted Stock.  Issuance of the Restricted Stock will allow the Participants to become owners of the stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Company’s stockholders.  The Board, including the Required Majority, considered, among other things, the impact of the Restricted Stock grants on outside stockholders, including the impact of dilution that the Plan would have with the limit on outstanding Restricted Stock of 10% of the Company’s outstanding common stock.  The Plan will be submitted for approval to the Company’s stockholders, and will become effective upon such approval, subject to and following receipt of the Order.

III.	EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for an order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 so as to enable Applicant to issue Restricted Stock to its officers, employees and to directors of Applicant who are not officers or employees of Applicant (“Non-Employee Directors”) pursuant to the Plan, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c).

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5 Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Reason for Request

Compensation Practices in the Venture Capital and Asset
Management Industry

Applicant believes that, because the market for highly qualified investment professionals is highly competitive, Applicant’s success depends on its ability to offer compensation packages to its professionals that are competitive with those offered by other venture capital firms and investment management businesses.  While Applicant recognizes that employee and Non-Employee Director retention is critical for all companies, Applicant also believes that the highly technical, specialized nature of the Company’s investments in nanotechnology and microsystems, and the small size of its employee base relative to its assets make such retention even more critical for Applicant.  In that regard, the ability to offer equity-based compensation to its professionals, which both aligns employee behavior with stockholder interests and provides a retention tool, is vital to Applicant’s future growth and success.

The Plan would enable Applicant to offer the employees and Non-Employee Directors compensation packages that are more competitive with those offered by other venture capital businesses, which would enhance the ability of Applicant to hire and retain superior senior management and other key personnel.  Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its stockholders.

Use of Restricted Stock

Applicant strongly believes that the most appropriate form of equity-based compensation that it can offer is Restricted Stock.  Relative to other forms of equity-based compensation, Restricted Stock will allow Applicant to (1) compete more successfully with private venture capital firms for skilled employees and directors; (2) develop superior alignment of Applicant’s business strategy, stockholder interests and employee interests; and (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses.  Applicant believes the Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application.

Successfully Competing with Private Venture Capital Firms

In order to compete successfully with private venture capital firms for talented portfolio and business management personnel, Applicant ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income (which in a venture capital fund is substantially entirely long-term capital gain under current law) of Applicant over time.  Inasmuch as Applicant, as a publicly traded corporation, cannot utilize the passthrough of capital gain payments to its employees that is available to the general partners of venture capital partnerships and desires to build capital rather than make cash payments to its stockholders, employees and Non-Employee Directors, the equity-based compensation structure that Applicant believes comes closest to replicating the venture capital fund structure is Restricted Stock.  Restricted Stock requires no cash outlay by Applicant.  Furthermore, an employee or Non-Employee Director who receives Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time of vesting6 will be able to treat as long-term gain any subsequent appreciation prior to sale.

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6 A Participant who receives a grant of Restricted Stock may, however, elect to be taxed at the time of receipt, as further described below.

Developing Alignment in Business Strategy, Stockholder Interests
and Employee Interests

Alignment of a company’s business strategy, its stockholder expectations and its employee compensation is an important component of long-term business success.  Long-term business success is in the interest of Applicant’s stockholders and employees.  Applicant makes investments primarily in privately held businesses that typically stay in its portfolio for five to ten years.  Its business strategy involves taking on investment risk over an extended period of time.  Since February 2002, when Applicant announced its focus on tiny technology, Applicant's stock price has generally traded at widely varying premiums, and even at discounts, to net asset value.

Since December 31, 2001, through September 30, 2011, Applicant’s net asset value per share has increased from $2.75 at December 31, 2001, to a high of $5.95 at June 30, 2008.  Net asset value per share was $5.43 at June 30, 2011.  During the same period, the stock price has fluctuated between $1.80 and $23.60.  The following chart illustrates Applicant's net asset value from December 31, 2001 through June 30, 2011 and stock price from December 31, 2001 through September 30, 2011.

In light of this history of volatility with respect to the stock price in relation to the net asset value per share, Applicant’s stock price may well decline even if management is successful in increasing net asset value per share through making successful investments.  In that case, management’s Options would be worthless in spite of management doing a good job on behalf of stockholders.  Under these circumstances, the best way to align the interests of management and the stockholders is to motivate management to remain with Applicant and to continue to produce increases in net asset value by granting Restricted Stock, rather than only Options.

Restricted Stock has intrinsic value while Options represent an arbitrage on the strike price of the option against the future value of the stock.  Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Applicant’s case, appreciation and the tax credits from the deemed dividends.  These interests are completely aligned with those of Applicant’s stockholders.  Option holders only earn compensation if the stock price increases and do not benefit from the tax credits from deemed dividends or valuation protection, two elements that have high priority for Applicant’s stockholders.

Moreover, the private equity and private venture capital firms with which the Applicant competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Applicant is able to pay because of the expenses that the Applicant must pay that are related to the maintenance of its status as a publicly held company.  In addition, the private firms with which Applicant must compete for personnel typically permit their employees to co-invest with them, which Applicant is not permitted to do under the Act.

Managing Dilution and Cash Expenses

Dilution is an important consideration for stockholders, and Restricted Stock is inherently more predictable than Options.  Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to employees.  Applicant believes that the availability of Restricted Stock awards may reduce the number of option shares that it will need to grant in order to be competitive with the compensation offered by private venture capital firms.

Applicant can also pay less cash compensation if it can issue Restricted Stock to its employees.  Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

Applicant’s management and the Board, including the independent Compensation Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Applicant’s stockholders, employees and business.

The Plan

The Plan, a copy of which is attached to this Application as Exhibit A, authorizes the issuance of Options and Restricted Stock subject to certain forfeiture provisions.  The 2006 Plan, which provides that Restricted Stock will not be issued unless Applicant receives the Order, has been approved by the Board, including the Required Majority.  The 2006 Plan was approved by Applicant’s stockholders on May 4, 2006; however, stockholders were advised that Restricted Stock would not be issued under the 2006 Plan until applicable exemptive relief was issued consistent with the requested Order.  The Plan, consistent with the relief obtained in the requested Order, will be presented to Applicant’s stockholders after the issuance of the Order, and no Restricted Stock will be issued unless the Plan is approved by the stockholders. Approval of the Required Majority is required prior to the issuance of Restricted Stock pursuant to the Plan.  Under the Plan, Non-Employee Directors will each receive a grant of up to 2,000 shares of Restricted Stock at the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse as to one-third of such shares each year for three years.  The Plan will be administered by the Compensation Committee and the Board will have the responsibility to ensure that the Plan is operated in a manner that best serves the interests of Applicant and its stockholders.  All compensation decisions made by the Compensation Committee will be evidenced in the minutes of the Compensation Committee meetings at which such decisions are made.  A maximum of twenty percent (20%) of Applicant’s total shares of common stock issued and outstanding (as of the Effective Date or any date following it)7 will be available for awards under the Plan, subject to adjustment as described below.  Shares issued under the Plan may be authorized but unissued shares or treasury shares.  If any shares subject to an award granted under the Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without an issuance of shares, those shares will again be available for awards under the Plan.  Under the Plan, no more than fifty percent (50%) of the shares of stock reserved for the grant of the awards under the Plan may be Restricted Stock awards at any time during the term of the Plan.  The Restricted Stock will not be transferable except for disposition by gift, will or intestacy.

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7 Effective Date is defined in section 2(i) of the Plan as the date on which the Plan is approved by Applicant’s stockholders.

The Plan will make Restricted Stock grants available to employees and Non-Employee Directors recommended by the Compensation Committee, and only with the vote of the Board.  Each grant of Restricted Stock to employees will be approved by the Required Majority.  Each grant of Restricted Stock to Non-Employee Directors will be made pursuant to the schedule described above.  The restrictions on the Restricted Stock may relate to continued employment or service as a director, (lapsing either on an annual or other periodic basis or on a “cliff” basis, i.e., at the end of a stated period of time), the performance of the Applicant pursuant to performance goals as set forth in the Plan, or other restrictions deemed by the Required Majority and the Compensation Committee from time to time to be appropriate and in the best interests of Applicant and its stockholders.  The Restricted Stock granted to employees will be subject to restrictions on transferability and other restrictions as required by the Required Majority, and such grants of Restricted Stock may be conditioned on the satisfaction of performance goals as stated in the Plan.  The terms and conditions of awards of Restricted Stock granted to employees under the Plan will be determined by the Required Majority and set forth in an award agreement between the Company and the award recipient.  The Required Majority may determine that an employee who is the holder of Restricted Stock may receive dividends, including deemed dividends, that may be deferred during the restricted period applicable to these awards. Restricted Stock may not be transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant during the Restricted Period, except for disposition by gift, will or intestacy.

Under the Plan, no more than 1,000,000 shares of our common stock may be made subject to awards under the Plan to any individual in any year.  If the Company does not receive the Order to issue Restricted Stock, all shares granted under the Plan may be subject to Options.  If the Company does receive such Order and issues fifty percent (50%) of the shares of stock reserved for grant under the Plan as Restricted Stock, no more than fifty percent (50%) of the shares granted under the Plan may be subject to Options.  All Option awards will be issued either pursuant to an Order from the Commission or subject to the statutory conditions set forth in Section 61.  An Option may not be exercised unless (1) the Participant is then in the employ of, or providing services to the Company and (2) the Participant has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided, that the award agreement may contain or be amended to contain provisions providing for the exercisability of any Option until not later than the expiration date of such Option.

Restricted Stock will be awarded to certain employees, officers and Non-Employee Directors from time to time as part of the employees’, officers’ or directors’ compensation based on their actual or expected performance and value to the Applicant.  All awards of Restricted Stock to employees will be approved by the Required Majority; awards of Restricted Stock to Non-Employee Directors will be made on the schedule described above. Unless otherwise determined by the Board, a Participant granted Restricted Stock will have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends, including deemed dividends, thereon.

Applicant will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and Applicant.8

Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Plan.  Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

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8 See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Because Restricted Stock that would be granted under the Plan would not meet the terms of Section 63(2)(A) (i.e., the Plan will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Company), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order.  Rule l7d-1, made applicable to transactions subject to Sections 57(a)(4)  by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan.  Employees and directors of a BDC are 57(b) persons.  Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees equity-based compensation.  Applicant believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for Applicant to recruit and retain management talent and align that talent with the interests of its stockholders.  Thus, Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including Non-Employee Directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.9 Applicant believes that the issuance of Restricted Stock to Applicant’s officers and employees, including any officer or employee who is also a director, for purposes of investor protection under the Act, is substantially similar to what is currently permitted under Section 61.

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9 See Section 61(a)(3)(B) of the Act.

Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees.  Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980.  In the late 1970s, direct grants of stock were not a widely used form of compensation.  In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.10

Prior Commission Orders Relating to Employee Compensation

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.

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10 See, "Successors to the Qualified Stock Option" Harvard Business Review (Jan/Feb. 1978) stating: "Stock options predominate among the long-term incentives for executives" and "Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity." See also, "Annual Survey of Executive Compensation" Business Week (May 14, 1979) stating: "Most companies still use stock option grants and appreciation rights as their predominant incentives."

MCG Capital Corporation.  On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”).  The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.11

Main Street Capital Corporation.  On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”).  The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.12

Triangle Capital Corporation.  On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”).  The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.13

Orders Relating to Use of Equity-Based Compensation by Internally

Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

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11 See MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).
12Main Street Capital Corporation,  Investment Company Act Release No. 28120 (January 16, 2008).
13In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).

Baker, Fentress & Company and Adams Express Company, et, al.  In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation ("Adams Express") exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.14

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company.  Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

Standards for Exemption Under Section 6(c)

Section 6(c), which governs Applicant’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.

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14 See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the "Baker Fentress Order") and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the "Adams Express Order"). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express. were also granted relief to issue stock options to their Non-Employee Directors.

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of Applicant’s stockholders.  Applicant competes for talented personnel primarily with private venture capital firms, and secondarily with private equity funds, start-up companies, investment banks, and other financial services companies that also are not investment companies registered under the Act and are not subject to the limitations of the Act.  These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over Applicant and its subsidiaries in attracting and retaining highly qualified personnel.  For Applicant to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

With respect to Applicant’s primary competition, private venture capital funds, Applicant has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead.  Availability of Restricted Stock would enable Applicant to substitute Restricted Stock for overall cash compensation, and compensate for the loss of the carried interest that our investment professionals would receive at a private venture capital firm, among other things.  The Plan will enhance the ability of Applicant to compensate its personnel competitively, while also aligning the interests of its personnel with the success of the company and the interests of its stockholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3).  The Plan will be approved by stockholders in accordance with Section 61(a)(3)(A)(iv).  A proxy statement submitted to Applicant’s stockholders will contain a concise “plain English” description of the Plan and its potential dilutive effect.  If the Plan is not approved by stockholders, it will not be implemented.  Furthermore, each issuance of Restricted Stock to employees will be approved by the Required Majority of directors on the basis that the issuance is in the best interests of Applicant and its stockholders.  Applicant is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (“Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Plan will be administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only Options to Participants who are employees, as is permitted by Section 61(a)(3).  Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option.  Furthermore, there is a limit on the total number of shares that Applicant can issue under the Plan.  Applicant acknowledges that awards granted under the Plan may have a dilutive effect on the stockholders’ equity per share in Applicant, but believes that effect would be outweighed by the anticipated benefits of the Plan to Applicant and its stockholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC.  A maximum of 20 percent of our total voting securities will be available for awards under the Plan.  Under the Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Applicant’s voting securities.  No Restricted Stock has been issued; therefore, any specified maximums under the Plan do not include outstanding Restricted Stock.  For purposes of determining Applicant’s compliance with the limits in Section 61(a)(3), Applicant will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.15

Consistency with the Purposes of the Act

As indicated earlier, Applicant is at a disadvantage in competing with other financial services companies, particularly private venture capital firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that would have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees.  In addition, Applicant believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock as part of their equity incentive plans.

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15 For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued under the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the Act’s provisions to permit them to issue qualified stock options.  Congress amended the Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.16  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  Finally, the SEC issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted stock.  In each of these instances, it was found that equity compensation would not offend the Act’s policies and purposes.

In the present case, Applicant is requesting that it be allowed to issue Restricted Stock in substantially the same manner as currently in effect under the 2006 Plan with respect to Options under Section 61(a)(3) and that it also be allowed to issue Restricted Stock to Non-Employee Directors.  Applicant notes if the Order is granted, it would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued as compared to the number of Options.  The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

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16 See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985).

Applicant further submits that the Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.17

The Restricted Stock element of the Plan does not raise concerns about preferential treatment of Applicant’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 and approved by the Commission in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plan at any one time will be ten percent of the outstanding shares of common stock of Applicant.

Applicant further states that the Restricted Stock feature will not unduly complicate Applicant’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  Applicant also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Applicant further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies.  Applicant thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of Applicant’s shares.  Applicant states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by the Board.

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17 Southwest Corporation, Investment Company Release No. 29491(October 26, 2010).

Standards for an Order Under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i), provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the  Act’s Policies and Purposes

The arguments as to why the Plan is consistent with the Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Applicant submits that the issuance of Restricted Stock pursuant to the Plan poses no greater risk to stockholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

Applicant’s role is necessarily different from that of other participants in the Plan since the other participants in the Plan are its directors, officers and employees.  However, Applicant’s participation with respect to the Plan will not be "less advantageous" than that of the Participants.  Applicant, either directly or indirectly, is responsible for the compensation of the Participants; the Plan is simply Applicant’s chosen method of providing such compensation.  Moreover, Applicant believes that the Plan will benefit Applicant by enhancing its ability to attract and retain highly qualified personnel.  The Plan, although benefiting the Participants and the Company in different ways, is in the interest of the Company’s stockholders, because it will help align the interests of Applicant’s employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant’s stockholders.

Applicant’s Conditions with Respect to Issuance of Restricted Stock

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.	The Plan will be authorized by Applicant's stockholders.

2.
Each issuance of Restricted Stock to an officer or employee will be approved by the Required Majority of Applicant’s directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3.	Each issuance of Restricted Stock to a Non-Employee Director will be made in accordance with the schedule described above.

4.
The amount of voting securities that would result from the exercise of all of Applicant’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Plan, will not at the time of issuance of any warrant, option, right or share of Restricted Stock under the Plan, exceed 20 percent of Applicant’s outstanding voting securities.

5.	The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Applicant’s outstanding voting securities.

6.
The Board will review the Plan at least annually.  In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plan will be in the best interest of Applicant and its stockholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

IV.	EXEMPTION TO PERMIT APPLICANT TO WITHHOLD SHARES TO SATISFY TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Requested Order

Applicant requests an order of the Commission for relief under Section 23(c) to permit Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted under the 2006 Plan or will be granted pursuant to the Plan.  In addition, Applicant requests an exemption from Section 23(c) to permit participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were granted under the 2006 Plan or will be granted to them pursuant to the Plan with shares of Applicant’s stock already held by them.

Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plan of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant.  Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse.  Such value will be the fair market value of the shares on the dates the restrictions lapse.  Any recipient, however, may elect pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant.  Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to the Applicant’s share retention guidelines).  In accordance with the applicable regulations of the IRS, the Company requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election.  Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.”  In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement.  If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Plan incorporates this concept of “net share settlement.”  Specifically, it provides that the Company is authorized to withhold stock (in whole or in part) from any award of restricted shares granted in satisfaction of a participant's tax obligations.  However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Options18 are granted under the Plan.  Options granted under the Plan will not be taxable to a recipient at the time of grant.  Upon the exercise of an Option, the amount by which the fair market value of the shares of the Company’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise.  In accordance with applicable regulations of the IRS, Applicant requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option.  If Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld.  When the optionee sells the shares of common stock received upon exercise of the Option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.”  No rule addresses “purchases” by a BDC in the circumstances described in this Application.  Thus, to the extent that the transactions between Applicant and the Participants described in this Application with respect to the Plan constitute “purchases” by Applicant of its own securities, Section 23(c) would prohibit these transactions.

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18 The Options offered under the Plan are non-qualified stock options (which are subject to tax under Section 83 of the Code, as described above), rather than incentive stock options (which are subject to more favorable tax treatment for employees under Section 421, et.seq. of the Code).

Applicant’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.”  As noted above, the transactions between Applicant and the participants described in this Application with respect to the Plan may entail “purchases” by Applicant of its own securities within the meaning of Section 23(c).  However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Applicant’s other stockholders.  In that regard, Applicant currently uses the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the 2006 Plan (i.e., the date of grant of Options).  Applicant will also use the closing sales price of its shares of common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plan (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of Options).  The shares of the Applicant’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction.  Because all of the transactions between the Company and the participants described in this Application with respect to the Plan will take place at the public market price for the Company’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the Nasdaq Global Market.  Moreover, these transactions may be made only as permitted by the Plan, which will be approved by the Company’s stockholders prior to any application of the relief.  These transactions permit Applicant to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plan.  The resulting reduction in dilution using these transactions should benefit all of Applicant’s stockholders.  Finally, without the relief sought hereby, Applicant’s executives and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plan to satisfy their tax withholding obligations. A large influx of Company shares into the open market over a short period of time would not be beneficial to the Company’s stockholders.  No transactions will be conducted pursuant to the requested Order on days where there are no reported market transactions involving Applicant’s shares. Moreover, the withholding provisions in the Plan do not raise concerns about preferential treatment of Applicant’s insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally.  Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options.

In light of the foregoing, Applicant believes that the requested relief meets the standards of Section 23(c)(3).  Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs.  Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c).

Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances.  On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.19  On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to its incentive compensation plans20.

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which the Applicant competes for personnel resources.

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19 See Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).
20 See MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).

Accordingly, Applicant respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Applicant to withhold shares of its common stock or purchase shares of Applicant’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Applicant’s common stock that were granted under the 2006 Plan or will be granted pursuant to the Plan, and (2) Participants to pay the exercise price of Options to purchase shares of Applicant’s common stock that were granted under the 2006 Plan  or will be granted to them pursuant to the Plan with shares of Applicant’s stock already held by them.

V.	CONCLUSION

For the reasons set forth above, Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  It would not involve any overreaching and the terms are fair and reasonable.

VI.	PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Sandra M. Forman, Esq.
General Counsel and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900
Facsimile: (212) 582-9563

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue
Washington, DC 20004
(202) 383-0176
Facsimile: (202) 637-3593

Authorizations

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated October 24, 2011.  A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

Applicant has caused this Application to be duly signed on its behalf on the 25th day of October, 2011.

HARRIS & HARRIS GROUP, INC. By: /s/ Daniel B. Wolfe Daniel B. Wolfe President

EXHIBIT A

AMENDED AND RESTATED

HARRIS & HARRIS GROUP, INC.

2012 EQUITY INCENTIVE PLAN

AMENDED AND RESTATED

HARRIS & HARRIS GROUP, INC.

2012 EQUITY INCENTIVE PLAN

1.           Purpose; Types of Awards; Construction.

The purposes of the Harris & Harris Group, Inc. 2012 Equity Incentive Plan (the "Plan") are to enable Harris & Harris Group, Inc. (the "Company") to afford an incentive to Non-Employee Directors and employee directors, selected officers and other employees of the Company to continue as Non-Employee Directors, officers and employees, as the case may be, to increase their efforts on behalf of the Company and to promote the success of the Company's business.  The Plan provides for the grant of Options and Restricted Stock.  The Plan is designed so that Awards granted hereunder that are intended to comply with the requirements for "performance-based compensation" under Section 162(m) of the Code may comply with such requirements.

2.           Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)           "Act" means the Investment Company Act of 1940, as amended from time to time, and the rules and regulations promulgated thereunder.

(b)           "Award" means any Option or Restricted Stock award granted under the Plan.

(c)           "Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award.

(d)           "Board" means the Board of Directors of the Company.

(e)           "Change in Control" means the occurrence of any of the following:

(i)           any Person is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 40% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (iii) below; or

(ii)           the following individuals cease for any reason to constitute a majority of the number of directors then serving:  individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii)           there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of (A) any parent of the Company or the entity surviving such merger or consolidation (B) if there is no such parent, of the Company or such surviving entity; or

(iv)           the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 60% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(f)           "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

(g)           "Compensation Committee" means the Compensation Committee of the Board, which may be designated by the Board to administer the Plan, and the composition of which shall at all times consist of "non-employee directors" within the meaning of Rule 16b-3, and "outside directors" within the meaning of Section 162(m) of the Code.

(h)           "Company" means Harris & Harris Group, Inc., a corporation organized under the laws of the State of New York, or any successor corporation.

(i)           "Effective Date" means ______________, the date on which the Plan is approved by the Company’s stockholders.

(j)           "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

(k)           "Fair Market Value" means, with respect to Stock or other property, the fair market value of such Stock or other property determined by such methods or procedures as shall be established from time to time by the Board.  Unless otherwise determined by the Board in good faith, the per share Fair Market Value of Stock as of a particular date shall mean the closing price per share of Stock on the national securities exchange on which the Stock is principally traded, for the date on which the last of the approvals required by the Act for any particular grant has been obtained.

(l)           "Option" means a right, granted to a Participant under Section 6(b)(i), to purchase shares of Stock.

(m)           "Non-Employee Director" means a member of the Board who is not an employee of the Company.

(n)           "Participant" means a person who, as a Non-Employee Director, employee director, officer or other employee of the Company has been granted an Award under the Plan.

(o)           "Performance Goals" means performance goals based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable: (i) pre-tax income or after-tax income; (ii) cumulative realized and unrealized net appreciation; (iii) stock price or total stockholder return; (iv) expense efficiency ratios, expense management, operating margin, net operating margin, or net revenue yield on assets under management (AUM); (v) return on capital (including return on total capital or return on invested capital) or return on investment; (vi) increases in net asset value and/or net asset value per share; (vii) AUM, global growth (e.g., growth in international AUM), business expansion or consolidation, becoming a recognized leader in area or industry; or (viii) any other criteria determined by the Board to be appropriate. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criterion or the attainment of a percentage increase or decrease in the particular criterion, and may be applied to one or more of the Company or a subsidiary of the Company, all as determined by the Board.   The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).  Each of the foregoing Performance Goals shall be evaluated in accordance with generally accepted accounting principles, where applicable, and shall be subject to certification by the Board.  The Board shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any subsidiary of the Company or the financial statements of the Company or any subsidiary of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(p)           "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(q)           "Plan" means this Harris & Harris Group, Inc. 2012 Equity Incentive Plan, as amended from time to time.

(r)           "Required Majority" shall have the meaning given in Section 57(o) of the Act.

(s)           "Restricted Stock" means a grant of shares of Stock to a Participant under Section 6(b)(ii) that are subject to certain restrictions and to a risk of forfeiture.

(t)           "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the SEC under Section 16 of the Exchange Act, including any successor to such Rule.

(u)           "SEC" means the U.S. Securities and Exchange Commission.

(v)           "Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

(w)           "Stock" means shares of the common stock, par value $0.01 per share, of the Company.

3.           Administration.

The Plan shall be administered by the Board.  The Board may appoint the Compensation Committee to administer all or a portion of the Plan and to make recommendations to the Board with respect to the Plan and any Award.  To the extent that the Board appoints the Compensation Committee to administer all or a portion of the Plan, references in the Plan to "the Board" shall be references to "the Compensation Committee."  The Board may delegate to one or more agents such administrative duties as it may deem advisable, and the Compensation Committee or any other person to whom the Board has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or the Compensation Committee or person may have under the Plan.  Each award of Options or Restricted Stock to employees shall be approved by the Required Majority on the basis that such issuance is in the best interests of the Company and its stockholders.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to:  (i) grant Awards; (ii) determine the persons to whom and the time or times at which Awards shall be granted; (iii) determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award, including but not limited to the effect of a Change in Control on an Award; (iv) determine Performance Goals no later than such time as required to ensure that an underlying Award that is intended to comply with the requirements of Section 162(m) of the Code so complies; (v) determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; (vi) make adjustments in the terms and conditions of, and the Performance Goals (if any) included in, Awards; (vii) construe and interpret the Plan and any Award; (viii) prescribe, amend and rescind rules and regulations relating to the Plan; (ix) determine the terms and provisions of the Award Agreements (which need not be identical for each Participant); and (x) make all other determinations deemed necessary or advisable for the administration of the Plan.  Notwithstanding any other provision of the Plan or any Award Agreement, the Board shall not take any action that would have the effect of reducing the exercise or purchase price of any Award, whether by means of repricing or cancellation and regrant of the Award, without having first obtained the approval of the Company's stockholders.

All decisions, determinations and interpretations of the Board shall be final and binding on all persons, including but not limited to the Company, any subsidiary of the Company, any Participant (or any person claiming any rights under the Plan from or through any Participant) and any stockholder.  No member of the Board or Compensation Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.           Eligibility.

Awards may be granted to Persons who at the time of grant are natural persons who are Non-Employee Directors, employee directors, officers and other employees of the Company, in the discretion of the Board.  In determining the Persons to whom Awards shall be granted and the type of any Award (including the number of shares to be covered by such Award), the Board shall take into account such factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

5.           Stock Subject to the Plan.

The maximum number of shares of Stock reserved for the grant of Awards under the Plan shall be equal to twenty percent (20%) of the total shares of Stock issued and outstanding (not including the Restricted Stock), as of any date as of or following the Effective Date, such that the number of shares of Stock reserved for the grant of Awards under the Plan shall automatically increase (or decrease) with each increase (or decrease) in the number of shares of Stock issued and outstanding.  All shares of Stock reserved for the grant of Awards under the Plan may be made subject to Options granted under the Plan; provided, however, that up to  fifty percent (50%) of the shares of Stock reserved for the grant of Awards under the Plan may be subject to Restricted Stock Awards at any time during the term of the Plan, subject to adjustment as provided herein. No more than 1,000,000 shares of Stock may be made subject to Awards granted to any Participant in any year, subject to adjustment as provided herein.  Determinations made in respect of the limitations set forth in the immediately preceding sentence shall be made in a manner consistent with Section 162(m) of the Code.  Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise.  If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award terminates or expires without a distribution of shares to the Participant, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, withholding, termination or expiration, again be available for Awards under the Plan.  In the event that the Board shall determine that any dividend or other distribution (whether in the form of cash, Stock, deemed dividends or other property), recapitalization, Stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Board shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of:  (i) the number and kind of shares of Stock or other property (including cash) that may thereafter be issued in connection with Awards; (ii) the number and kind of shares of Stock or other property (including cash) issued or issuable in respect of outstanding Awards; (iii) the exercise price, grant price or purchase price relating to any Award; and (iv) the Performance Goals applicable to outstanding Awards.  In addition, the Board may determine that any such equitable adjustment may be accomplished by making a payment to the Award holder, in the form of cash or other property (including but not limited to shares of Stock).

6.           Terms of Awards.

(a)           General.  The term of each Award shall be for such period as may be determined by the Board.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company upon the grant, vesting, maturation or exercise of an Award may be made in such forms as the Board shall determine at the date of grant or thereafter, including, without limitation, cash or other property, and may be made in a single payment or transfer, in installments or on a deferred basis.  The Board may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.  In addition to the foregoing, the Board may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board shall determine.

(b)           Terms of Specified Awards.  The Board is authorized to grant the Awards described in this Section 6(b), under such terms and conditions as deemed by the Board to be consistent with the purposes of the Plan.  Such Awards may be granted with vesting, value and/or and payment thereof contingent upon Performance Goals.  Except as otherwise set forth herein or as may be determined by the Board, each Award granted under the Plan shall be evidenced by an Award Agreement containing such terms and conditions applicable to such Award as the Board shall determine at the date of grant or thereafter, including the effect, if any, of a Change in Control on such Award.

(i)           Options.  The Board is authorized to grant Options to Participants on the following terms and conditions:

(A)           Type of Award.  The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as a "non-qualified stock option" ("NQSO").

(B)           Exercise Price.  The exercise price per share of Stock purchasable under an Option shall be determined by the Board, but in no event shall the per share exercise price of any Option be less than the Fair Market Value of a share of Stock on the date of grant of such Option.  The exercise price for Stock subject to an Option may be paid in cash, through a "broker cashless exercise" procedure approved by the Board (to the extent permitted by law) or a combination of the above, in any case in an amount having a combined value equal to such exercise price.  An Award Agreement may provide that a Participant may pay all or a portion of the aggregate exercise price by having shares of Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price withheld by the Company.

(C)           Term and Exercisability of Options.  Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Board may determine, as reflected in the Award Agreement; provided, that the Board shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate.  An Option may be exercised to the extent of any or all full shares of Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Board or its designated agent.

(D)           Awards to Non-Employee Directors.  Options shall not be granted to Non-Employee Directors.

(E)           Termination of Employment.  An Option may not be exercised unless:  (1) the Participant is then a director of, in the employ of, or providing services to the Company; and (2) the Participant has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided, that the Award Agreement may contain or be amended to contain provisions providing for the exercisability of any Option until not later than the expiration date of such Option.

(F)           Other Provisions.  Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Board may prescribe in its discretion or as may be required by applicable law.

(ii)           Restricted Stock.  The Board is authorized to grant Restricted Stock to Participants in any category, including Non-Employee Directors, on the following terms and conditions:

(A)           Issuance and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Board may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Board may determine.  The Board may place restrictions on Restricted Stock that shall lapse, in whole or in part, only upon the attainment of Performance Goals.  Unless otherwise determined by the Board, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends, including deemed dividends, thereon.

(B)           Forfeiture.  Upon termination of a Participant's employment or director relationship with the Company during the applicable restriction period, the Participant's Restricted Stock and any accrued but unpaid dividends that are then subject to restrictions shall be forfeited; provided, that the Board may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(C)           Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Board shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, and the Company shall retain physical possession of the certificate.

(D)           Dividends.  Dividends, including deemed dividends, paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Board, in cash or in shares of Stock having a Fair Market Value equal to the amount of such dividends.  If payment of such dividends is deferred, the payment date therefor shall be set forth in writing to the extent that the payment of such dividends is not subject to forfeiture. Unless otherwise determined by the Board, Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

7.           General Provisions.

(a)           Nontransferability.  Unless otherwise provided in an Award Agreement, Awards shall not be transferable by a Participant except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative.  Restricted Stock may not be transferred, pledged hypothecated, margined or otherwise encumbered by the Participant during the restricted period except for disposition by will or intestacy.

(b)           No Right to Continued Employment.  Nothing in the Plan or in any Award, any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of, or to continue as a director of, or to continue to provide services to, the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment or director relationship.

(c)           Taxes.  The Company is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any other payment to a Participant, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Board may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.  The Board may provide in the Award Agreement that in the event that a Participant is required to pay any amount to be withheld in connection with the issuance of shares of Stock in settlement or exercise of an Award, the Participant may satisfy such obligation (in whole or in part) by electing to have the Company withhold a portion of the shares of Stock to be received upon settlement or exercise of such Award that is equal to the minimum amount required to be withheld.

(d)           Stockholder Approval; Amendment and Termination.

(i)           The Plan shall take effect upon the approval of the stockholders of the Company.

(ii)           The Board may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that unless otherwise determined by the Board, an amendment that requires stockholder approval in order for the Plan to continue to comply with Section 162(m) of the Code or any other law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of stockholders.  The Board may at any time and from time to time alter, amend, suspend or terminate an outstanding Award in whole or in part; provided, that in the event an outstanding Option is to be terminated pursuant to this clause (ii), the Option holder may be given sufficient notice of such termination to permit the exercise of the then-vested portion of such Option prior to such Award termination.

(e)           Expiration of Plan.  Unless earlier terminated by the Board pursuant to the provisions of the Plan, the Plan shall expire on the tenth anniversary of the Effective Date.  No Awards shall be granted under the Plan after such expiration date.  Without prejudice to the authority of the Board under Section 7(d)(ii), the expiration of the Plan shall not affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted.

(f)           Deferrals.  The Board shall have the authority to establish such procedures and programs that it deems appropriate to provide Participants with the ability to defer receipt of cash, Stock or other property payable with respect to Awards granted under the Plan.

(g)           No Rights to Awards; No Stockholder Rights.  No Participant shall have any claim to be granted any Award under the Plan.  There is no obligation for uniformity of treatment among Participants.  Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.

(h)           Unfunded Status of Awards.  The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(i)           No Fractional Shares.  No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award.  The Board shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)           Regulations and Other Approvals.

(i)           The obligation of the Company to sell or deliver Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Board.

(ii)           Notwithstanding any other provision of the Plan or any Award Agreement, no Award shall be granted to any Participant or become vested or exercisable, be exercised or settled, to the extent such grant, vesting, exercise or other settlement of such Award would cause the Company to not be in compliance with the applicable provisions of the Act.

(iii)           Each Award is subject to the requirement that, if at any time the Board determines, in its absolute discretion, that the listing, registration or qualification of Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Stock, no such Award shall be granted or payment made or Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

(iv)           In the event that the disposition of Stock acquired pursuant to the Plan is not covered by a then-current registration statement under the Securities Act and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Board may require a Participant receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to represent to the Company in writing that the Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

(v)           The Board may require a Participant receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to enter into a stockholder agreement or "lock-up" agreement in such form as the Board shall determine is necessary or desirable to further the Company's interests.

(k)           Governing Law.  The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

EXHIBIT B

Verification Required by Rule 0-2(d)

STATE OF NEW YORK	)
: ss.:
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the Act, and pursuant to Sections 57(a)(4) and 57(i) of the Act and Rule 17d-l under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act, and pursuant to Section 61(a)(3)(B) of the Act, and pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act for and on behalf of Harris & Harris Group, Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel B. Wolfe Name: Daniel B. Wolfe Title: President

Subscribed and sworn to before
me, a Notary Public, in and for the state
of New York, this 25th day of October 2011.

/s/ Jacqueline M. Matthews
Notary Public

Jacqueline M. Matthews
Notary Public, State of New York
No. 01MA6004743
Qualified in New York County
Commission Expires March 30, 2014

B-1

EXHIBIT C

Resolutions of the Board of Directors

HARRIS & HARRIS GROUP, INC.
RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS
APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.

C-1